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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 10)

                             -----------------------

                             TRIARC COMPANIES, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   895927 10 1
                                 (CUSIP Number)

                             -----------------------

                                  PETER W. MAY
                           C/O TRIARC COMPANIES, INC.
                                 280 PARK AVENUE
                              NEW YORK, N.Y. 10017
                            TEL. NO.: (212) 451-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                 APRIL 27, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 250.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO. 895927 10 1                                         Page 2 of 10 Pages
          -----------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DWG ACQUISITION GROUP, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[ ]
                                                                          (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF                7    SOLE VOTING POWER
      SHARES
 BENEFICIALLY OWNED                -0- (See Item 5)
 BY EACH REPORTING
      PERSON                  8    SHARED VOTING POWER
       WITH
                                   5,982,867 (See Item 5)

                              9    SOLE DISPOSITIVE POWER

                                   -0- (See Item 5)

                             10    SHARED DISPOSITIVE POWER

                                   5,982,867 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,982,867 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.6% (See Item 5)

14   TYPE OF REPORTING PERSON

     PN

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                                  SCHEDULE 13D

CUSIP NO. 895927 10 1                                         Page 3 of 10 Pages
          -----------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NELSON PELTZ

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[ ]
                                                                          (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

     NUMBER OF                7    SOLE VOTING POWER
      SHARES
 BENEFICIALLY OWNED                1,282,166 (See Item 5)
 BY EACH REPORTING
      PERSON                  8    SHARED VOTING POWER
       WITH
                                   5,982,867 (See Item 5)

                              9    SOLE DISPOSITIVE POWER

                                   1,282,166 (See Item 5)

                             10    SHARED DISPOSITIVE POWER

                                   5,982,867 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,265,033 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.0% (See Item 5)

14   TYPE OF REPORTING PERSON

     IN

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                                  SCHEDULE 13D

CUSIP NO. 895927 10 1                                         Page 4 of 10 Pages
          -----------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PETER W. MAY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[ ]
                                                                          (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

     NUMBER OF                7    SOLE VOTING POWER
      SHARES
 BENEFICIALLY OWNED                873,467 (See Item 5)
 BY EACH REPORTING
      PERSON                  8    SHARED VOTING POWER
       WITH
                                   5,982,867 (See Item 5)

                              9    SOLE DISPOSITIVE POWER

                                   873,467 (See Item 5)

                             10    SHARED DISPOSITIVE POWER

                                   5,982,867 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,856,334 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.7% (See Item 5)

14   TYPE OF REPORTING PERSON

     IN

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CUSIP NO. 895927 10 1

                        AMENDMENT NO. 10 TO SCHEDULE 13D


         This Amendment No. 10 amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, and as amended by Amendment No. 8 dated October 13, 1998, and as amended by Amendment No. 9 dated March 12, 1999 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the Class A Common Stock (formerly Common Stock), par value $.10 per share (the "Common Stock"), of Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

         Except as set forth below, there are no changes to the information set forth in the Statement.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Statement is amended by deleting the ninth paragraph thereof and substituting in its place the following paragraph[s]:

         On April 27, 1999, the Company purchased 3,805,015 shares of Common Stock pursuant to a completed "Dutch Auction" self-tender offer which decreased the number of shares of Common Stock outstanding to 19,527,182.

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CUSIP NO. 895927 10 1

         As a result, DWG Acquisition Group, L.P., Mr. Peltz and Mr. May may be deemed to beneficially own an aggregate of 5,982,867, 7,265,033 and 6,856,334 shares of Common Stock, repectively, representing approximately 30.6%, 35.0% and 33.7% of the outstanding shares of Common Stock, repectively.

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CUSIP NO. 895927 10 1

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 4, 1999

                                  DWG ACQUISITION GROUP, L.P.


                                  By: /s/ Nelson Peltz
                                      ----------------
                                      Name:  Nelson Peltz
                                      Title: General Partner


                                  By: /s/ Peter W. May
                                      ----------------
                                      Name:  Peter W. May
                                      Title: General Partner


                                  /s/ Nelson Peltz
                                  ----------------
                                  Nelson Peltz


                                  /s/ Peter W. May
                                  ----------------
                                  Peter W. May

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CUSIP NO. 895927 10 1

                                  Exhibit Index
                                  -------------

        Exhibit                   Description                      Page No.
        -------                   -----------                      --------
           1             Stock Purchase Agreement dated           Filed with
                         as of October 1, 1992 by and             Original
                         between the Purchaser, Posner,           Statement
                         Posner Trust and Security
                         Management.
           2             Exchange Agreement dated as of           Filed with
                         October 1, 1992 between the              Original
                         Company and Security Management.         Statement
           3             Agreement dated as of October 1,         Filed with
                         1992 between the Company and the         Original
                         Purchaser.                               Statement
           4             Agreement of Limited Partnership         Filed with
                         of the Purchaser dated as of             Original
                         September 25, 1992.                      Statement
           5             Joint Filing Agreement of the            Filed with
                         Purchaser, Peltz and May.                Original
                                                                  Statement
           6             Memorandum of Understanding,             Filed with
                         dated January 21, 1993, by and           Amendment
                         between the Purchaser and                No. 2
                         William A. Ehrman, individually
                         and derivatively on behalf of
                         SEPSCO.
           7             Letter dated January 25, 1993            Filed with
                         from Steven Posner to the                Amendment
                         Purchaser (including proposed            No. 2
                         terms and conditions of
                         Consulting Agreement to be
                         entered into between the Company
                         and Steven Posner).
           8             Undertaking and Agreement, dated         Filed with
                         February 9, 1993, executed by            Amendment
                         the Purchaser.                           No. 3
           9             Amendment No. 3 dated as of              Filed with
                         April 14, 1993 to Agreement of           Amendment
                         Limited Partnership of the               No. 4
                         Purchaser.
          10             Citibank Loan Documents                  Filed with
                         (Exhibits and Schedules                  Amendment
                         omitted).                                No. 4
          11             Republic Loan Documents                  Filed with
                         (Exhibits and Schedules                  Amendment
                         omitted).                                No. 4

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CUSIP NO. 895927 10 1


        Exhibit                   Description                      Page No.
        -------                   -----------                      --------
          12             Pledge and Security Agreement,           Filed with
                         dated as of April 5, 1993,               Amendment
                         between the Purchaser and                No. 5
                         Citibank.
          13             Custodial Loan Documents.                Filed with
                                                                  Amendment
                                                                  No. 5
          14             Agreement, dated May 2, 1994             Filed with
                         among Nelson Peltz, Peter W. May         Amendment
                         and Leon Kalvaria                        No. 6
          15             Amended and Restated Pledge and          Filed with
                         Security Agreement, dated as of          Amendment
                         July 25, 1994 between the                No. 6
                         Purchaser and Citibank.
          16             Amendment No. 1 dated as of              Filed with
                         November 15, 1992 to Agreement           Amendment
                         of Limited Partnership of the            No. 7
                         Purchaser.
          17             Amendment No. 2 dated as of              Filed with
                         March 1, 1993 to Agreement of            Amendment
                         Limited Partnership of the               No. 7
                         Purchaser.
          18             Amendment No. 4 dated as of              Filed with
                         January 1, 1995 to Agreement of          Amendment
                         Limited Partnership of the               No. 7
                         Purchaser.
          19             Amendment No. 5 dated as of              Filed with
                         January 1, 1996 to Agreement of          Amendment
                         Limited Partnership of the               No. 7
                         Purchaser.
          20             NationsBank Loan Documents               Filed with
                         (Exhibits and Schedules                  Amendment
                         omitted).                                No. 7
          21             Letter, dated October 12, 1998,          Filed with
                         from Messrs. Nelson Peltz and            Amendment
                         Peter W. May to the Company              No. 8
          22             Press release, issued by the             Filed with
                         Company, dated October 12, 1998          Amendment
                                                                  No. 8
          23             Letter, dated October 12,1998,           Filed with
                         from the Company to Messrs.              Amendment
                         Nelson Peltz and Peter W. May            No. 8

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CUSIP NO. 895927 10 1


        Exhibit                   Description                      Page No.
        -------                   -----------                      --------
          24             Press release issued by the              Filed with
                         Company, dated March 10, 1999            Amendment
                                                                  No. 9